UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

DRAGON PHARMACEUTICAL INC.

(Name of the Issuer) DRAGON PHARMACEUTICAL INC. CHIEF RESPECT LIMITED DATONG INVESTMENT INC. YANLIN HAN
(Names of Person(s) Filing Statement) Common Stock, par value $0.001 per share
(Title of Class of Securities) 26143X100
(CUSIP Number of Class of Securities)

Dragon Pharmaceutical Inc. 650 West Georgia Street, Suite 310 Vancouver, British Columbia Canada V6B 4N9 (604)669-8817 (604) 669-4243 (fax)
Chief Respect Limited
Datong Investment Inc.
Yanlin Han
c/o Jade & Fountain
Attn: Scott Y. Guan
31 Floor, Tower B, Far East International Plaza
317 Xian Xia Road
Shanghai, 200051 China
+86 21 6235 1185
+86 21 6235 1477 (fax)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies to:
Daniel B. Eng Bullivant Houser Bailey PC 601 California Street, Suite 1800 San Francisco, CA 94108 (415) 352-2700 (415) 352-2701 (fax)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$56,745,662	$4,046

*The transaction valuation was determined based upon the sum of: (a) $0.82 per each of 67,066,418 shares of the voting common stock of Dragon Pharmaceutical Inc.; and (b) in-the-money 7,960,000 stock options with respect to shares of common stock multiplied by $0.22 per share (which is the difference between $0.82 and the weighted average exercise price of $0.60 per share).

** In accordance with Securities and Exchange Commission Exchange Act Rule 0-11(c), the filing fee was determined by multiplying the transaction value of $56,745,662 by 0.0000713.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,046

Form or Registration No.:  Schedule 14A

Filing Party:  Dragon Pharmaceutical Inc.

Date Filed:  April 1, 2010

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (“SEC”) by (1) Dragon Pharmaceutical Inc., a Florida corporation (“Dragon” or the “Company”), the issuer of the common stock that is subject to the Rule 13e-3 transaction, (2)Chief Respect Limited, a Hong Kong corporation (“Parent”), (3) Datong Investment Inc., a Florida corporation (“MergerSub”), and (4) Yanlin Han, an  individual, Chairman of the Board of Directors and Chief Executive Officer of the Company (“Mr. Han”) (collectively, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of March 26, 2010, by and among the Company, Parent, MergerSub and Mr. Han ( the “Merger Agreement”). If the Merger Agreement is adopted by the Company’s shareholders and the other conditions to closing of the Merger (as defined below) are satisfied or waived, MergerSub will merge with and into the Company, with the Company continuing as a surviving corporation and becoming a subsidiary of Parent with Mr. Han and Parent as the shareholders of the surviving corporation (the “Merger”).

If the Merger is completed, each outstanding share of the Company’s common stock, other than as provided below, will be converted into the right to receive $0.82 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”).  The following outstanding shares of the Company’s common stock will not be converted into the right to receive the Merger Consideration in connection with the Merger: (i) shares held by any of the Company’s shareholders who are entitled to and who properly exercise appraisal rights under Florida law; and (ii) shares owned by Mr. Han (the “Effective Time”).

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a revised preliminary proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the shareholders of the Company at which the Company’s shareholders will consider and vote upon a proposal to approve and adopt the Merger Agreement.  The adoption of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of the Company’s common stock under Florida law.  In addition, under the rules adopted by the Ontario Securities Commission the Merger Agreement must be approved by holders of common stock representing a majority of the shares of outstanding common stock excluding shares of common stock owned by Mr. Han.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all appendixes and exhibits thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

All information contained in this Transaction Statement and the Proxy Statement concerning any of the Filing Persons has been provided by such Filing Persons, and no Filing Person has produced any disclosure with respect to any other Filing Person and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any of the Filing Persons or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger”

“THE PARTIES TO THE MERGER—Dragon Pharmaceutical Inc.”

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Record Date; Shares Entitled to Vote; Quorum”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“SUMMARY TERM SHEET—Market Prices and Dividend Data”

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Market Price of Our Company Common Stock and Dividend Information”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Market Price of Our Company Common Stock and Dividend Information”

(e) Prior Public Offerings.

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Prior Stock Purchases”

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Prior Stock Purchases by Mr. Han, Parent and MergerSub”

Item 3. Identity and Background of Filing Person(s)

(a) Name and Address. Dragon Pharmaceutical Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING MR. HAN, PARENT AND MERGERSUB”

(b) Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Parties to the Merger”

“THE PARTIES TO THE MERGER”

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING MR. HAN, PARENT AND MERGERSUB”

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Directors and Executive Officers”

“IMPORTANT INFORMATION REGARDING MR. HAN, PARENT AND MERGERSUB”

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER”

“THE SPECIAL MEETING”

“SPECIAL FACTORS”

“THE MERGER AGREEMENT”

“APPENDIX A—AGREEMENT AND PLAN OF MERGER”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Interest of Mr. Han in Parent and MergerSub”

“SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”

“SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Han as to the Purposes, Alternatives, Reasons and Effects of the Merger”

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Plans for Our Company After the Merger”

“SPECIAL FACTORS-Change in Control Benefits for Executive Officers”

“THE MERGER AGREEMENT—Treatment of Outstanding Stock Options”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Appraisal Rights”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—What rights do I have if I oppose the merger?”

“SPECIAL FACTORS—Appraisal Rights”

“SPECIAL FACTORS—Exercising Dissent Rights”

“APPENDIX C-1 — DISSENT & APPRAISAL RIGHTS OF THE FLORIDA BUSINESS CORPORATIONS ACT”

“APPENDIX C-2 — FORM OF DISSENTER’S APPRAISAL NOTICE”

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Provisions for Unaffiliated Shareholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Interest of Mr. Han in Parent and MergerSub”

“SPECIAL FACTORS—Related Party Transactions”

(b) Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Directors and Executive Officers”

“THE MERGER AGREEMENT”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Interest of Mr. Han in Parent and MergerSub”

“SPECIAL FACTORS- Related Party Transactions”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Intentions of Our Directors and Executive Officers and Voting Commitment”

“SPECIAL FACTORS—Change in Control Benefits for Our Executive Officers”

“SPECIAL FACTORS—Voting Intentions of Our Directors and Executive Officers and Voting Commitment of Mr. Han, Parent and MergerSub”

“THE MERGER AGREEMENT”

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Merger Consideration”

“SPECIAL FACTORS-Merger Consideration”

“THE MERGER AGREEMENT—Merger Consideration”

 (c)(1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Merger”

“SUMMARY TERM SHEET-The Special Meetings of Shareholders”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—What effects will the merger have on Our Company?”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”

“SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Han as to the Purposes, Alternatives, Reasons and Effects of the Merger”

“SPECIAL FACTORS—Form of the Merger”

“SPECIAL FACTORS—Effects of  the Merger”

“SPECIAL FACTORS—Plans for Our Company After the Merger”

 “SPECIAL FACTORS  —Effects on the Market for the Shares; OTC Bulletin Board and TSX Listing; Registration Under the Exchange Act”

 “THE MERGER AGREEMENT”

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET-Reasons for the Merger and Recommendation of the Special Committee and our Board of Directors”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Approval of Our Board of Directors”

“SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”

“SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Han as to the Purposes, Alternatives, Reasons and Effects of the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”

“SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Han as to the Purposes, Alternatives, Reasons and Effects of the Merger”

 (c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”

“SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Han as to the Purposes, Alternatives, Reasons and Effects of the Merger”

“SPECIAL FACTORS—Plans for Our Company After the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Merger”

“SUMMARY TERM SHEET—The Merger Consideration”

“SUMMARY TERM SHEET—Material United States Federal Income Tax Consequences of the Merger”

“SUMMARY TERM SHEET—Material Canadian Federal Income Tax Consequences of the Merger”

“SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger”

“QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—What effects will the merger have on Our Company?”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger”

“SPECIAL FACTORS—Position of Parent, MergerSub and Mr. Han as to the Purposes, Alternatives, Reasons and Effects of the Merger”

“SPECIAL FACTORS-Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Interest of Mr. Han in Parent and MergerSub”

“SPECIAL FACTORS—Form of the Merger”

“SPECIAL FACTORS—Merger Consideration”

“SPECIAL FACTORS—Plans for Our Company After the Merger”

“SPECIAL FACTORS  Effects on the Market for the Shares; OTC Bulletin Board and TSX   Listing; Registration Under the Exchange Act

“SPECIAL FACTORS—Effects of the Merger”

“SPECIAL FACTORS—Effects on Our Company if the Merger is Not Completed”

“SPECIAL FACTORS—Material United States Federal Income Tax Consequences of the      Merger”

“SPECIAL FACTORS—Material Canadian Federal Income Tax Consequences of the Merger”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“MERGER AGREEMENT—Treatment of Outstanding Stock Options”

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“SUMMARY TERM SHEET- Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS-Recommendation of the Special Committee and Approval of our Board of Directors”

“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS—Position of the Special Committee and our Board of Directors as to the Fairness of the Merger”

“SPECIAL FACTORS-Position of Parent, MergerSub and Mr. Han as to the Fairness of the Merger”

(b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS-Recommendation of the Special Committee and Approval of our Board of Directors”

“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS—Position of the Special Committee and our Board of Directors as to the Fairness of the Merger”

“SPECIAL FACTORS-Position of Parent, MergerSub and Mr. Han as to the Fairness of the Merger”

“APPENDIX B—OPINION OF CANACCORD ADAMS DATED MARCH 26, 2010”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—The Special Meeting of Shareholders”

“SPECIAL FACTORS—Position of the Special Committee and our Board of Directors as to the Fairness of the Merger”

“SPECIAL FACTORS-Position of Parent, MergerSub and Mr. Han as to the Fairness of the Merger”

“THE SPECIAL MEETING—Record Date; Shares Entitled to Vote; Quorum”

“THE SPECIAL MEETING—Vote Required”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Position of the Special Committee and our Board of Directors as to the Fairness of the Merger”

“SPECIAL FACTORS-Position of Parent, MergerSub and Mr. Han as to the Fairness of the Merger”

 (e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Approval of our Board of Directors”

“SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger”

 “SPECIAL FACTORS—Interest of Mr. Han in Parent and MergerSub”

 (f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a) – (c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS—Recommendation of the Special Committee and Approval of our Board of Directors”

“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor”

“APPENDIX B—OPINION OF CANACCORD ADAMS, DATED MARCH 26, 2010”

“WHERE YOU CAN FIND MORE INFORMATION”

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parent’s Financing for the Transaction-Good Faith Deposit”

“SPECIAL FACTORS—Parent’s Financing for the Transaction-Good Faith Deposit”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

 (b) Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Parent’s Financing for the Transaction-Good Faith Deposit”

“SPECIAL FACTORS— Parent’s Financing for the Transaction-Good Faith Deposit”

“MERGER AGREEMENT—Financing-Good Faith Deposit”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS— Parent’s Financing for the Transaction-Good Faith Deposit”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

“SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor –Additional Information”

“THE MERGER AGREEMENT—Termination Fees”

(d) Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET— Parent’s Financing for the Transaction—Good Faith Deposit”

“SPECIAL FACTORS—Background of the Merger”

“SPECIAL FACTORS— Parent’s Financing for the Transaction—Good Faith Deposit”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Interest of Mr. Han in Parent and MergerSub”

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.— Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive Officers”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.— During the Past Sixty Days”

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.— Ownership of Common Stock by Certain Beneficial Owners and Directors and Executive   Officers”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger”

“SUMMARY TERM SHEET—Intentions of Our Directors and Executive Officers and Voting Commitment”

“THE SPECIAL MEETING—Vote Required for Approval”

“SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Interest of Mr. Han in Parent and MergerSub”

“SPECIAL FACTORS— Voting Intentions of Our Directors and Executive Officers and Voting Commitment of Mr. Han, Parent and MergerSub”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Reasons for the Merger and Recommendation of the Special Committee and  Our Board of Directors”

“THE SPECIAL MEETING—Vote Required for Approval”

“SPECIAL FACTORS—Recommendation of the Special Committee and Approval of Our Board of Directors”

Item 13. Financial Statements

(a) Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Financial Statements”

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Selected Financial Data”

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Book Value Per Share”

“IMPORTANT INFORMATION REGARDING DRAGON PHARMACEUTICAL INC.—Ratio to Earnings to Fixed Charge”

“WHERE YOU CAN FIND MORE INFORMATION”

“APPENDIX D-1-ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009”

“APPENDIX D-2-QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER  ENDED MARCH 31, 2010”

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“THE SPECIAL MEETING—Solicitation of Proxies”

“THE SPECIAL MEETING—Questions and Additional Information”

“SPECIAL FACTORS—Estimated Fees and Expenses of the Merger”

(b) Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“SUMMARY TERM SHEET—Interests of Our Executive Officers and Directors in the Merger”

“THE SPECIAL MEETING—Solicitation of Proxies”

“SPECIAL FACTORS—Interests of Our Executive Officers and Directors in the Merger”

“SPECIAL FACTORS—Interest of Mr. Han in Parent and MergerSub”

Item 15. Additional Information

(b) Other Material Information. The information contained in the Proxy Statement, including all Appendixes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1) Preliminary Proxy Statement of Dragon Pharmaceutical Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 14, 2010 (the “Proxy Statement”).

(a)(2) Notice of Special Meeting of Shareholders of Dragon Pharmaceutical Inc., incorporated herein by reference to the Proxy Statement.

(a)(3) Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(b)(1) Promissory Note issued by Chief Respect Limited and Datong Investment Inc.

     (i) Zhang Zhao (Previously filed with Amendment No. 1 to Schedule 13E-3 on May 25, 2010)

     (ii) Yang Yong (Previously filed with Amendment No. 1 to Schedule 13E-3 on May 25, 2010)

(c)(1) Discussion Notes Preliminary prepared by Canaccord Financial in connection with its presentation to the Board of Directors of Dragon Pharmaceutical Inc. on March 3, 2010.

(c)(2) Discussion Notes Preliminary prepared by Canaccord Financial submitted to Dragon Pharmaceutical Inc. on March 24, 2010.

(c)(3) Opinion of Canaccord Financial, dated March 26, 2010, incorporated herein by reference to Appendix B of the Proxy Statement.

(d)(1) Agreement and Plan of Merger dated as of March 26, 2010, by and among Dragon Pharmaceutical Inc., Chief Respect Limited, Datong Investment Inc., and Yanlin Han, incorporated herein by reference to Appendix A to the Proxy Statement.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “SPECIAL FACTORS—Appraisal Rights” in the Proxy Statement.

(f)(2) DISSENT & APPRAISAL RIGHTS OF THE FLORIDA BUSINESS CORPORATIONS ACT – incorporated herein by reference to Appendix C-1 of the Proxy Statement.

(f)(3) Dissenter’s Appraisal Notice incorporated herein by reference to Appendix C-2 of the Proxy Statement.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 14, 2010	Dragon Pharmaceutical Inc.

/s/ Maggie Deng
Title: Chief Operating Officer

June 14, 2010	Chief Respect Limited

/s/ Yanlin Han
Title: President and Chief Executive Officer

June 14, 2010	Datong Investment Inc.

/s/ Yanlin Han
Title: President and Chief Executive Officer

June 14, 2010	Yanlin Han

/s/ Yanlin Han

Exhibit Index

(a)(1) Preliminary Proxy Statement of Dragon Pharmaceutical Inc., incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on June 14, 2010 (the “Proxy Statement”).

(a)(2) Notice of Special Meeting of Shareholders of Dragon Pharmaceutical Inc., incorporated herein by reference to the Proxy Statement.

(a)(3) Form of Preliminary Proxy Card, incorporated herein by reference to the Proxy Statement.

(b)(1) Promissory Note issued by Chief Respect Limited  and Datong Investment Inc.

    (i) Zhang Zhao (Previously filed with Amendment No. 1 to Schedule 13E-3 on May 25, 2010)

    (ii) Yang Yong (Previously filed with Amendment No. 1 to Schedule 13E-3 on May 25, 2010)

(c)(1) Discussion Notes Preliminary prepared by Canaccord Financial in connection with its presentation to the Board of Directors of Dragon Pharmaceutical Inc. on March 3, 2010.

(c)(2) Discussion Notes Preliminary prepared by Canaccord Financial submitted to Dragon Pharmaceutical Inc. on March 24, 2010.

(c)(3) Opinion of Canaccord Financial, dated March 26, 2010, incorporated herein by reference to Appendix B of the Proxy Statement.

(d)(1) Agreement and Plan of Merger dated as of March 26, 2010, by and among Dragon Pharmaceutical Inc., Chief Respect Limited, Datong Investment Inc., and Yanlin Han, incorporated herein by reference to Appendix A to the Proxy Statement.

(f)(1) Appraisal Rights, incorporated herein by reference to the Section entitled “SPECIAL FACTORS—Appraisal Rights” in the Proxy Statement.

(f)(2) DISSENT & APPRAISAL RIGHTS OF THE FLORIDA BUSINESS CORPORATIONS ACT – incorporated herein by reference to Appendix C-1 of the Proxy Statement.

(f)(3) Dissenter’s Appraisal Notice incorporated herein by reference to Appendix C-2 of the Proxy Statement.